Filed by Supernova Partners Acquisition Company II, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: February 10, 2022

Rigetti and Zapata Collaborate to Build First Commercial Hybrid Quantum-Classical

Compilation Stack for Application Development

Zapata’s Orquestra® platform will integrate directly with Rigetti’s

80Q Aspen-M Quantum System

Berkeley, Calif., and Boston, February 10, 2022 — Rigetti Holdings, Inc. (“Rigetti”), a pioneer in hybrid quantum-classical computing, and Zapata Computing (“Zapata”), a leading enterprise software company for quantum-classical applications, today announced a new phase in their long-standing partnership: the companies are developing an industry-first compilation toolchain explicitly designed for hybrid quantum-classical algorithms.

As part of the work, Zapata will integrate Orquestra, its unified platform for building and deploying quantum-ready applications™ at enterprise scale, directly with Rigetti’s Quantum Cloud Services (QCS). The integration provides access to Rigetti QPUs, including the company’s recently announced 80Q Aspen-M system. This new, full-stack combination is designed to optimize access to the new device and speed up execution of hybrid applications.

Specifically, this new collaborative effort aims to build a compiler stack that optimizes code for the feature sets of both the quantum and classical hardware within a hybrid loop. Based on modern LLVM compiler technology, the toolchain will enable users to run end-to-end hybrid quantum workflows that incorporate a variety of classical hardware. The companies expect the integrated workflows to help speed up computations on the Orquestra platform.

“Zapata, with its Orquestra platform for quantum-classical data and compute, is an industry leader in building quantum-ready applications for real world use cases,” said David Rivas, SVP Systems and Services at Rigetti. “We are thrilled to be working with them on state-of-the-art hybrid solutions and integrating our QPUs directly into Orquestra with Rigetti Quantum Cloud Services.”

“This first-of-its-kind integration is great news for enterprises that are focused on getting to production with quantum computing,” commented Yudong Cao, Zapata’s CTO. “We’ve partnered with Rigetti for years and integrated previous generations of quantum processors—but this latest compilation toolchain we are building in collaboration with Rigetti could substantially enhance early adopters’ capability to develop quantum-enabled workflows® for production. Another reason to be excited about this project is that it will drive development of state-of-the-art compilation technologies for quantum computing.”

Hybrid infrastructure that leverages quantum computers operating in tandem with classical computers over the cloud has become the predominant quantum computing framework for developing and running practical application workflows. However, many popular quantum software tools address only the quantum portion of a hybrid algorithm and are often optimized for a specific hardware backend. The Orquestra/QCS integration targets this common issue so enterprises can benefit from an end-to-end compilation pipeline that is optimized for quantum sampling and quantum machine learning applications.

The companies expect the compilation toolchain to be available to Zapata customers and Rigetti Quantum Cloud Services users in Q2 2022.

About Rigetti

Rigetti is a pioneer in full-stack quantum computing. The company has operated quantum computers over the cloud since 2017 and serves global enterprise, government, and research clients through its Rigetti Quantum Cloud Services platform. The company’s proprietary quantum-classical infrastructure provides ultra-low latency integration with public and private clouds for high-performance practical quantum computing. Rigetti has developed the industry’s first multi-chip quantum processor for scalable quantum computing systems. The company designs and manufactures its chips in-house at Fab-1, the industry’s first dedicated and integrated quantum device manufacturing facility. Rigetti was founded in 2013 by Chad Rigetti and today employs more than 140 people with offices in the United States, U.K., and Australia.

Rigetti announced in October it has entered into a definitive merger agreement with Supernova Partners Acquisition Company II, Ltd. (“Supernova”) (NYSE:SNII), a publicly traded special purpose acquisition company. When the transaction closes, the publicly traded company will be named Rigetti Computing, Inc. and its common stock is expected to be listed under the ticker “RGTI.” Learn more at www.rigetti.com.

About Zapata Computing

Zapata Computing, Inc. builds quantum-ready applications™ for enterprise on Orquestra®, the computational workflow platform for quantum computing. Orquestra integrates best-in-class classical and quantum technology, including Zapata’s leading-edge algorithms, open-source libraries in Python, and more. Zapata has pioneered new quantum-classical methods in ML, optimization and simulation to maximize value from near-term quantum devices, and partners closely with hardware providers across the quantum ecosystem such as Amazon, D-Wave, Google, IBM, IonQ, Quantinuum and Rigetti. Learn more at ZapataComputing.com.

About Supernova

Supernova is led by Michael Clifton, who was most recently a technology investor at The Carlyle Group; Robert Reid, a long-time senior partner at Blackstone; Spencer Rascoff, a serial entrepreneur who co-founded Hotwire, Zillow, dot.LA and Pacaso and who led Zillow as CEO for nearly a decade; and Alexander Klabin, founder and CEO of Ancient and former managing partner, co-CIO and co-founder of Senator Investment Group.

Additional Information and Where to Find It

Supernova has filed a registration statement on Form S-4 (as amended, the “Form S-4”) with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of Supernova’s ordinary shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti, Supernova and the business combination. The Registration Statement was declared effective by the SEC on February 9, 2022 and the definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of Supernova as of the record date established for voting on the proposed Business Combination and the other proposals regarding the Business Combination. Shareholders will also be able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s definitive proxy statement/prospectus, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the proposed business combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to execute on its technology roadmap; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Supernova from time to time with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements.

Media Contacts:

Lauren Rugani

press@rigetti.com

Dan Brennan

ICR (for Zapata)

dan.brennan@icrinc.com